14041524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED SEP 02 2014 WASH. D.C. 201

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-38369

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland (City) CA (State) 94612-3400 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Cartier (800) 786-2998
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Catherine Cartier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chair

Title

Notary Public

SEAN PATRICK TEDLOCK
COMM.# 1975468
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. APR. 19, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). Operations
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Progressive Asset Management, Inc.**

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Year ended June 30, 2014

with

Reports of Independent Registered Public Accounting Firm

# Table of Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

## Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. (Company) as of June 30, 2014, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have subjected the Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information), to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

**Wilson Markle Stuckey Hardesty & Bott, LLP**
Larkspur, CA
August 25, 2014

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

**Progressive Asset Management, Inc.**
Statement of Financial Condition
June 30, 2014

| | |
|---|---|
| Assets | |
| Current assets | |
| Cash and cash equivalents | $ 187,797 |
| Investments | 1,224 |
| Commissions receivable | 2,823 |
| Other receivable | 5,187 |
| Prepaid expenses | 21,898 |
| Total current assets | 218,929 |
| Total assets | $ 218,929 |
| Liabilities | |
| Current liabilities | |
| Accounts payable and accrued liabilities | $ 27,643 |
| Total current liabilities | 27,643 |
| Stockholders' equity | |
| Preferred stock, no par value; 1,000,000 shares authorized, zero shares issued and outstanding | – |
| Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding | 1,285,750 |
| Accumulated deficit | ( 1,094,464) |
| Total stockholders' equity | 191,286 |
| Total liabilities and stockholders' equity | $ 218,929 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Statement of Operations
Year ended June 30, 2014

| | |
|---|---|
| Revenues | |
| Commissions | $247,421 |
| Investment, net | 813 |
| Total revenues | 248,234 |
| Expenses | |
| Compensation, payroll taxes and benefits | 51,520 |
| Business development | 17,682 |
| Commissions and fees | 33 |
| Corporate and shareholder | 13,783 |
| Occupancy | 8,221 |
| Office | 3,825 |
| Professional fees | 101,375 |
| Regulatory | 9,090 |
| Social screening and shareholder advocacy | 37,291 |
| Travel and meetings | 4,922 |
| Total expenses | 247,742 |
| Income before income taxes | 492 |
| Taxes on income | 1,604 |
| Net loss | ($ 1,112) |
| Net loss per share | |
| Basic | ($0.00) |
| Fully diluted | ($0.00) |
| Shares used to compute per share amounts | |
| Basic | 2,075,263 |
| Fully diluted | 2,075,263 |

See accompanying notes.

**Progressive Asset Management, Inc.**

Statement of Changes in Stockholders' Equity

Year ended June 30, 2014

| | Common stock | | Accumulated | Total stockholders' |
|---|---|---|---|---|
| | Shares | Amount | deficit | equity |
| Balances, June 30, 2013 | 2,075,263 | $1,285,750 | ($1,093,352) | $192,398 |
| Net loss | – | – | ( 1,112) | ( 1,112) |
| Balances, June 30, 2014 | 2,075,263 | $1,285,750 | ($1,094,464) | $191,286 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Statement of Cash Flows
Years ended June 30, 2014

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | ($ 1,112) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities | |
| Net depreciation from holding of investments | 129 |
| Changes in current assets and liabilities | |
| Commissions receivable | ( 1,179) |
| Other receivable | ( 5,187) |
| Prepaid expenses | ( 4,345) |
| Accounts payable and accrued liabilities | 6,458 |
| Net cash used by operating activities | ( 5,236) |
| Net change in cash and cash equivalents | ( 5,236) |
| Cash and cash equivalents, beginning of year | 193,033 |
| Cash and cash equivalents, end of year | $187,797 |
| Supplemental disclosures of cash flow information | |
| Cash paid for income taxes | $ 1,604 |

See accompanying notes.

**Progressive Asset Management, Inc.**
Notes to Financial Statements
June 30, 2014

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company), as part of a reverse merger effective July 22, 2011, is a continuation of the original Progressive Asset Management, Inc., which incorporated in California on July 14, 1987, registered as a broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority, Inc. (FINRA). Since May 1999 (Note 4), the Company has worked primarily to recruit brokers committed to socially responsible investing into the Progressive Asset Management Group.

Effective July 22, 2011, under a Purchase and Sale Agreement, the original Progressive Asset Management, Inc. exchanged its assets and liabilities for all of the common stock of PAM Holdings, Inc. (Holdings). Immediately thereafter, the original Progressive Asset Management, Inc. and Holdings exchanged names. Hereinafter, "Company" refers to the successor operating company now named Progressive Asset Management, Inc. and "Holdings" refers to the new holding company now named PAM Holdings, Inc.

The management, directors and majority owners of the original Company formed Holdings solely to restructure the Company into legally separate holding and operating companies. There was no outside consideration paid, received or exchanged or any change in ownership proportions, values or rights. Accordingly, the original Company and Holdings did not account for the transaction using the fair value acquisition method for business combinations contemplated under accounting principles generally accepted in the United States of America (US-GAAP).

In its policies, practices and programs, the Company commits to provide its clients with the highest quality social investment research and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company are in Oakland, California.

The Company claims exemption from Rule 15c3-3 of the SEC because it does not carry customer funds or handle customer securities.

Principles of consolidation
Amounts and information presented consist solely of the activities and accounts of the Company and do not include the activities and accounts of Holdings. Holdings does not hold any significant assets or liabilities and the Company does not have any significant transactions with Holdings. The management of the Company makes no representations concerning the fair value of those transactions.

**Progressive Asset Management, Inc.**
Notes to Financial Statements
June 30, 2014

Note 1 – Summary of significant accounting policies (continued)

Basis of accounting
The management of the Company prepares the accompanying financial statements in accordance with US-GAAP, reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Security transactions and commissions
The Company records net commission revenue from Financial West Group (FWG) (Note 4) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options, outstanding during the year, unless anti-dilutive.

Estimated fair value of financial instruments
The management of the Company estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires the management of the Company to make estimates and assumptions that affect the amounts reported. Although the management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Subsequent events
The management of the Company evaluated subsequent events for recognition and disclosure through August 25, 2014.

Note 2 – Fair value of investments

The Company utilizes various methods to measure the fair value of its investments. US-GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing assumptions by the management of the Company about the assumptions a market participant would use in valuing the asset or liability and based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the security. To the extent that the Company bases valuation on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment the management of the Company exercises in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In addition, inputs for Levels 2 and 3 include Market, Cost and Income. By definition, inputs for Level 1 are always Market. In such cases, for disclosure purposes, the management of the Company determines the level in the fair value hierarchy within which the fair value measurement falls in its entirety based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements
A description of the valuation techniques the Company applied to its investments in securities measured at fair value on a recurring basis follows:

Note 2 – Fair value of investments (continued)

Restricted securities (equity)
The Company measures the fair value of restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market based on the last reported sales price on the day of valuation (Market) less a discount (Market), determined by the management of the Company, to reflect the difference between the last reported sales price on the day of valuation of unrestricted securities and the expected selling price on the day of valuation of the restricted securities. The Company measures the fair value of restricted securities issued by nonpublic entities by reference to comparable public entities (Market), fundamental data relating to the issuer (Market) or both. To the extent that the management of the Company determines that the restrictions on restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market are not material, and the related discount is not a significant input, such measurement is Level 1 of the fair value hierarchy. If the discount is a significant input, such measurements are Level 2 or 3 of the fair value hierarchy. For all other restricted securities, to the extent that information known to the management of Company is not a significant input, such measurements are Level 2 of the fair value hierarchy. To the extent that information known to the management of Company is a significant input, such measurements are Level 3 of the fair value hierarchy.

The following table summarizes the inputs used to value investments measured at fair value as of June 30, 2014:

| | Cost | Fair Value |
|---|---|---|
| Level 1 | | |
| Restricted securities (equity) | | |
| Envision Solar International, Inc. | $– | $1,224 |
| Totals | $– | $1,224 |

During the year ended June 30, 2014, there were no transfers of investments among Levels 1, 2 or 3.

During the year ended June 30, 2014, net investment revenue totals as follows:

| | |
|---|---|
| Interest and dividends | $749 |
| Unrealized appreciation | 64 |
| Total investment revenue | $813 |

Note 3 – Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse. As of June 30, 2014, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2014, net of a 100% valuation allowance, resulting from available carry forwards of net operating losses and federal low income housing income tax credits.

As of June 30, 2014, the Company had carry forwards of unused net operating losses and federal low-income housing income tax credits totaling approximately $94,000 and $39,000, respectively.

During the year ended June 30, 2014, income tax provisions consist entirely of state income taxes.

The management of the Company considers certain tax positions taken by the Company. A tax position is a position taken in a previously filed tax return or a position the management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or a decision to exclude reporting taxable income in a return
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires the management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

Note 3 – Income taxes (continued)

The Company files federal and California income tax returns. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended June 30, 2014, interest and penalties related to income taxes and tax positions were not material. As of June 30, 2014, the management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2015. As of June 30, 2014, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2010 through June 30, 2014.

Note 4 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into an agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. doing business as Financial West Group (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions to the transferred representatives and remits the net commissions to the Company. The Company earned nearly all of its commission revenue under the FWG agreement.

During the year ended June 30, 2014, commission revenue earned by the Company and derived from the gross commissions generated by one representative totaled approximately 12% of total commission revenue earned by the Company.

Note 5 – Employee benefit plans

The Company offers a defined contribution SIMPLE IRA plan (Plan) for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the year ended June 30, 2014, totaling $1,178.

Note 6 – Commitments and contingencies

The Company subleases office space from an entity in which an officer and director of the Company is an officer of the entity. The Company subleases approximately 27% of the available office space. The sublease runs concurrent with the lease, which runs through January 31, 2017. During the years ending June 30, the minimum lease payments due from the Company total as follows:

| | |
|---|---|
| 2015 | $ 8,742 |
| 2016 | 8,959 |
| 2017 | 5,303 |
| Total minimum lease payments due | $23,004 |

During the year ended June 30, 2014, the Company paid rent to the related entity totaling $7,138.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of the management of the Company, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 7 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2014, the Company had net capital of $161,043, which is $61,043, in excess of its required net capital. As of June 30, 2014, the ratio of aggregate indebtedness to net capital was 0.17 to 1.

## Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

**Progressive Asset Management, Inc.**
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2014

| | |
|---|---|
| Balance, beginning of year | $– |
| Increase (decrease) | – |
| Balance, end of year | $– |

**Progressive Asset Management, Inc.**
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2014

| | |
|---|---|
| Aggregate indebtedness | |
| Total liabilities | $ 27,643 |
| Less subordinated liabilities | – |
| Net aggregate indebtedness | $ 27,643 |
| Net capital | |
| Stockholders' equity | $191,286 |
| Deductions | |
| Other receivable | 5,187 |
| Prepaid expenses | 21,898 |
| Security haircuts | 2,623 |
| Undue concentration | 535 |
| Total deductions | 30,243 |
| Net capital | 161,043 |
| Net capital requirements and ratio | |
| Minimum net capital requirements | |
| The higher of 6⅔% of aggregate indebtedness or $100,000 | 100,000 |
| Excess net capital | $ 61,043 |
| Excess net capital after deducting the higher of 10% of aggregate indebtedness or $120,000 | $ 41,043 |
| Aggregate indebtedness to net capital ratio | 0.17 to 1 |

**Progressive Asset Management, Inc.**
Reconciliation Pursuant to Rule 17a-5(d)(2) of the
Securities and Exchange Commission
June 30, 2014

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2014)

| | |
|---|---|
| Net capital, as reported in Part IIA (unaudited) FOCUS Report | $175,641 |
| Post-FOCUS client adjustments | ( 14,464) |
| Audit adjustments | ( 134) |
| Net capital, as adjusted | $161,043 |
| | |
| Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report | $ 9,052 |
| Post-FOCUS client adjustments | 15,517 |
| Audit adjustments | 3,074 |
| Aggregate indebtedness, as adjusted | $ 27,643 |

Net capital post-FOCUS client and audit adjustments total as follows:

| | |
|---|---|
| Unrecorded commission receivable | $ 2,823 |
| Unrecorded liabilities | ( 18,591) |
| Other | 1,287 |
| Security haircuts | ( 131) |
| Undue concentration | 14 |
| Net capital audit adjustments | ($ 14,598) |

Aggregate indebtedness post-FOCUS client and audit adjustments total as follows:

| | |
|---|---|
| Unrecorded liabilities | $ 18,591 |
| Aggregate indebtedness audit adjustments | $ 18,591 |

**Progressive Asset Management, Inc.**
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

---

**Progressive Asset Management, Inc.**
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2014

A supplemental report pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.

**Progressive Asset Management**
1814 Franklin Street, Suite 503
Oakland, CA 94612

800-471-7244
Phone: 510-587-0800
Fax: 510-380-6662

**Progressive Asset Management, Inc.**
Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2014

I, Catherine Cartier, make the following assertions on behalf of Progressive Asset Management, Inc., to the best of my knowledge and belief:

1. Progressive Asset Management, Inc. claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)].

2. Progressive Asset Management, Inc. met the exemption requirements to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the year ended June 30, 2014, without exception.

Catherine Cartier, President and Chair

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

## Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

### Report of Independent Registered Public Accounting Firm

We have reviewed the statements of management assertions, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Progressive Asset Management, Inc. (Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(ii) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the statements of management referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott, LLP

**Wilson Markle Stuckey Hardesty & Bott, LLP**
Larkspur, CA
August 25, 2014

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM